UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Central Maine Power Company
   Employee Savings and Investment Plan for Union Employees
83 Edison Drive
Augusta, Maine 04336

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Central Maine Power Company Employee Savings and Investment Plan for Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2006 and 2005 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Central Maine Power Company Employee Savings and Investment Plan for Union Employees has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Central Maine Power Company Employee Savings
and Investment Plan for Union Employees

Date: June 29, 2007	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2007	By /s/R. Scott Mahoney R. Scott Mahoney Committee Member
Date: June 29, 2007	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2007	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

CENTRAL MAINE POWER COMPANY
EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Central Maine Power Company
Employee Savings and Investment Plan For Union Employees
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Central Maine Power Company
   Employee Savings and Investment Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 27, 2007

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Cash and cash equivalents	$ 43	$ -
Registered investment companies	49,991,981	38,199,320
Energy East Corporation Stock Fund	6,573,185	6,611,446
Stable Value Fund	6,209,766	5,397,911
Participant loans	1,376,737	1,249,546

	64,151,712	51,458,223

Receivables:
Contributions receivable	75,334	72,328

Net assets reflecting all investments at fair value	64,227,046	51,530,551

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	108,870	96,127

Net assets available for benefits	$ 64,335,916	$ 51,626,678

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Net appreciation in fair value of investments	$ 5,520,701	$ 723,863
Interest and dividends	1,995,361	1,320,845

	7,516,062	2,044,708

Contributions:
Participant	2,884,364	2,508,171
Employer	950,443	828,483
Transfer from other qualified plans	3,557,160	-

	7,391,967	3,336,654

Total additions	14,908,029	5,381,362

Deductions:
Benefits paid to participants	2,198,791	4,385,070
Transfer to other qualified plans	-	57,794

Total deductions	2,198,791	4,442,864

Net increase	12,709,238	938,498
Net assets available for benefits: Beginning of year	51,626,678	50,688,180

End of year	$ 64,335,916	$ 51,626,678

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of the Central Maine Power Company (Company) Employee Savings and Investment Plan for Union Employees (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company on November 15, 1984, and became effective January 1, 1985, under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering union employees of the Company, as well as union employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Each employee of the Company or an affiliated employer who is in a unit of employees covered by a collective bargaining agreement is eligible to join the Plan after completing one year of service during which the employee has worked at least 1,000 hours.

Contributions

Each participant elects a salary reduction percentage to be contributed to the Plan. Participants may elect to make contributions in amounts equal to 2% to 50% (in multiples of 1%) of their base compensation to the Plan through salary reduction agreements. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year reaching a maximum of $5,000 in 2006. Participants can direct the investment of their contributions into various investment options offered by the Plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

For employees that were hired prior to May 1, 2000, the Company contributes to the Plan an amount equal to 60% of the first 5% of the salary reduction plus 50% of the next 2% for

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

a possible total match of 4% on a 7% salary reduction amount, provided, however, that the total contribution that the Company is obligated to make for any year does not exceed the maximum amount deductible from the Company's gross income under applicable provisions of the Code. Effective January 1, 2001, the Company contributes to the Plan on behalf of each participant hired on or after May 1, 2000, a matching contribution in an amount equal to 100% of each participant's contribution up to 4% of compensation. The Company's matching contribution is made simultaneously with the payroll cycle and is solely to the Energy East Corporation Stock Fund (see note 4).

The Energy East Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the interest in the participant's account, or installments over a period permissible under the Code. Distributions made from the funds occur as a result of termination of employment, death, retirement or permanent disability no later than 60 days after the end of the Plan year, unless under certain circumstances participants elect otherwise.

A participant may elect to make a regular withdrawal of up to 100% of the value of the participant's contributions and earnings thereon under certain conditions. Only one regular withdrawal may be made in one year. The minimum withdrawal was increased to $1000 effective May 1, 2000.

Other withdrawals with respect to contributions made subsequent to July 1, 1985, may be made only for reasons of hardship. With the consent of the Company's Savings and Investment Plan Committee for Union Employees, a participant may elect to make a hardship withdrawal, as determined in accordance with the Plan provisions, of up to 100% of the participant's account.

Vesting

Participants are 100% vested in their account balances. Each participant's account consists of the participant's contributions and any rollover money, the matching Company contribution and any net earnings thereon.

Participant Loans

Participants may, in general, borrow in the aggregate not more than 50% of their account balances, subject to a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. The interest rate on loans outstanding at year end was from 6.25% to 9.25% for 2006 and 2005. The maximum term of the loans is generally five years, or longer for loans to acquire a principal residence, with borrowed funds being repaid through payroll deductions.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Loans (Continued)

If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the presentation of the 2006 financial statements

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan subject to the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses, and second, for distribution to participants based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefits based on the contract value.

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

A summary of the investments at December 31, 2006 and 2005 is as follows:
	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$49,991,981
Cash and cash equivalents		43

Stable Value Fund:
Intermediate Term Bond Fund		6,411,047
Liquidity Fund		162,138
Wrapper contracts	AA-AAA	-

		6,573,185

Energy East Corporation Stock Fund		6,209,766
Participant loans		1,376,737

Total		$64,151,712

	2005

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		38,199,320

Stable Value Fund:
Intermediate Term Bond Fund		6,522,810
Liquidity Fund		88,636
Wrapper contracts	AA-AAA	-

		6,611,446

Energy East Corporation Stock Fund		5,397,911
Participant loans		1,249,546

Total		$51,458,223

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $108,870 and $96,127 at December 31, 2006 and 2005, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005

Energy East Corporation Stock Fund	$ 6,209,766	$ 5,397,911
JPMCB Intermediate Bond Fund	6,411,047	6,522,810
T. Rowe Price Small Cap Value Fund	4,545,066	3,495,925
Vanguard Institutional Index Fund	17,176,985	16,069,944
T. Rowe Price Retirement 2010 Fund	4,051,721	3,099,210
T. Rowe Price Retirement 2015 Fund	4,230,271	3,164,353
T. Rowe Price Retirement 2020 Fund	3,940,502	2,743,189
Fidelity Diversified International Fund	3,516,599	-

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate. Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2006 and 2005:

	2006	2005

The average yield earned on the investments	4.27%	3.43%

	2006	2005

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.09%	5.16%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to the Plan that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2006 and 2005 as follows:

	2006	2005

Registered Investment Companies	$ 4,707,871	$ 1,309,591
Stable Value Fund	321,340	314,686
Energy East Corporation Stock Fund	491,490	(900,414)

	$ 5,520,701	$ 723,863

4.   NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at December 31, 2006 and 2005 and the significant components of the changes in net assets for the years ended December 31, 2006 and 2005 relating to the nonparticipant-directed investments is as follows:

	2006	2005

Net Assets:
Energy East Corporation Stock Fund - nonparticipant-directed investments	$4,729,019	$3,956,170
Changes in Net Assets:
Net appreciation (depreciation) in fair value	373,790	(652,517)
Interest and dividends	211,391	177,973
Employer matching contributions	944,777	828,226
Benefits paid to participants	(173,574)	(227,989)
Net Transfers	(683,643)	(619,174)
Net Loan Transactions	100,108	92,418

	$772,849	$(401,063)

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

5.   INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company sponsor by letter dated November 25, 2003, that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7. ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

8.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $108,870 at December 31, 2006. Also, the net increase in net assets available for benefits for 2006 is lower than the related amount reported in the financial statements by $108,870.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$6,411,047
*	JPMCB Liquidity Fund	Commingled Fund	162,138
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		6,573,185

	Cash and Cash Equivalents	Cash and cash Equivalents	43
	Pimco Total Return Fund	Registered Investment Company	1,813,917
	Domini Social Equity Class R	Registered Investment Company	160,419
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,795,964
	Fidelity Diversified International Fund	Registered Investment Company	3,516,599
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	1,097,973
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	58,834
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	137,951
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	4,051,721
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	4,230,271
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	3,940,502
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	3,057,780
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	1,627,272
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	622,612
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	866,909
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	80,486
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	4,545,066
	Vanguard Explorer	Registered Investment Company	1,210,720
	Vanguard Institutional Index Fund	Registered Investment Company	17,176,985
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	6,209,766
*	Loan Fund	Participant Loans (6.25% to 9.25%)	1,376,737

	Total		$ 64,151,712

*	Party-in-interest